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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FOR THE MONTH OF: MARCH 2004

COMMISSION FILE NUMBER: (SEC File No: 0-30006)

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Translation of registrant's name into English)

#500 - 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [__]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [__]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____             No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

This is the form of material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

SUNGOLD INTERNATIONAL HOLDINGS CORP.
500 - 666 Burrard Street
Vancouver, British Columbia,
Canada, V6C 3P6

Telephone: (604) 669-9580
Facsimile: (604) 669-9577

Item 2.	Date of Material Change

March 10, 2004

Item 3.	Press Release

March 11, 2004

Item 4.	Summary of Material Change

POMPANO PARK AND HORSEPOWER® FINALIZE FIVE YEAR HORSEPOWER®
AUTHORIZED RACETRACK AFFILIATE ("ARA") LICENSE AGREEMENT

Item 5.	Full Description of Material Change

March 11, 2004
Trading Symbol: SGIHF - OTC BB

POMPANO BEACH, FLORIDA: MARCH 11, 2004 ~ SUNGOLD INTERNATIONAL HOLDINGS CORP. ("Sungold") (OTCBB: SGIHF, Frankfurt: WKN 608164) - Sungold International Holdings Corp. announces that it's wholly owned subsidiary Horsepower Broadcasting Network (HBN) International Ltd. ("HBN") and Pompano Park Racing have entered into a five year Horsepower® ARA license agreement.

Pompano Park Racing operates a first class standardbred racetrack, poker room and year round simulcast facility in Pompano Beach, Florida. Located conveniently in Broward County, between Miami-Dade and Palm Beach Counties (a combined population of 3.8 million), Pompano Park is an industry leader with a rich racing tradition for over 40 years and a strong tourism market that has largely caused Pompano to be dubbed "The Winter Capital of Racing".

Mark Loewe, Director of Operations and Racing at Pompano Park explained, "Horsepower's proprietary virtual racing system, the exciting new Pick1 random equal chance win wager and Horsepower's Quick6®, live, progressive jackpot, pari-mutuel wager will complement both our 165 day live racing product and our year round simulcasting program elegantly, by offering more continuous action for our betters." Pompano currently averages $138 per capita on live wagering days and has seating capacity for 8,000 with over 1,500 viewing monitors.

Horsepower® is a real time, progressive, pari-mutuel racing system that has been custom developed for racing and extensively tested to international standards. Horsepower® is available exclusively to licensed racetracks and their licensed off-track betting facilities. HBN is mandated to market pari-mutuel wagering, racing of all breeds and to aggressively market the Horsepower® brand to grow attendance, wagering and purses at all ARA's. Specifically, the Horsepower® Quick6® World Pool and the Horsepower® Pick1 random win bets are aimed at attracting a new generation of betters for pari-mutuel wagering at all ARA's. The Horsepower® Quick6® World Pool bet is a live, progressive pari-mutuel wager with random odds tested to be approximately 2.1 million to one for picking the first six of fourteen virtual horses in exact order of finish in any Horsepower® virtual race. The Horsepower® system operates in real time, 24x7, on a secure and fully scaleable Sun Microsystems and Cisco environment. Horsepower® may be viewed for fun at www.horsepowerworldpool.com and the Sungold International Holdings Corp. website is www.sungoldintl.com. Sungold® is a public corporation trading as SGIHF-OTC.

Since the ARA program was introduced last year at Santa Anita Park, on the occasion of the Breeders' Cup, HBN has received extensive interest from potential ARA's both in North America and internationally. In 2004 HBN is accepting expressions of interest from licensed racetracks in North America only. Pari-mutuel wagering at Pompano Park is subject to the approval of the Florida Division of Pari-mutuel Wagering.

For further information please contact Investor Relations at (613) 249-9092.

This news release contains forward-looking statements. Forward-looking statements address future events and conditions based on the opinions and estimates of management and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements. The horseracing industry and pari-mutuel wagering are subject to a number of factors that are beyond Sungold's control including: changes in economic conditions, industry competition, management risks, changes in racing products, variability in operating costs, changes in government and changes in regulatory rules and regulations.

Item 6.	Reliance on Sections 85(2) (BC), 118(2) (Alberta) and 75(3) (Ontario)
of the Act

Not applicable.

Item 7.	Omitted Information
None.

Item 8.	Senior Officer

ART COWIE, PRESIDENT
500 - 666 Burrard Street
Vancouver, BC V6C 3P6

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

/s/ART COWIE
March 11, 2003
Date	(signature)

Art Cowie
Name of Signatory

Director, President
Position

Vancouver, BC
Place of Declaration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

Date: March 11, 2004

By*:
/s/ART COWIE
Art Cowie
Director, President

*Print name and title under the signature of the signing officer